10205 Westheimer Rd
Suite 1000
Houston, TX 77042
Phone: 713-973-5356
Fax: 713-973-5323
Mark Baldwin
Executive Vice President and CFO
May 21, 2009
VIA EDGAR
Ms. Cecilia Blye
Office of Global Security Risk Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	Dresser-Rand Group Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 23, 2009 File No. 1-32586
Dear Ms. Blye:
     On behalf of Dresser-Rand Group Inc. (“we” or the “Company”), this responds to your letter of April 27, following up on your initial letter dated March 25, 2009.
     We acknowledge that where a foreign subsidiary makes quantitatively immaterial sales into countries that are identified by the U.S. Department of Defense as state sponsors of terrorism (“SST Countries”), the fact that such subsidiary had any business in such countries could nevertheless be argued as qualitatively material under the Basic v. Levinson standard. Our risk factor disclosure in our Form 10-K for the year ended December 31, 2008 reflects this analysis. Further, and in response to the Staff’s request, assuming the level of our foreign subsidiaries’ future activity in such countries is generally consistent with (or greater than) historical levels, and that the level of investor concern about doing business in SST Countries does not abate, we confirm that in future reports on Form 10-K we will identify the specific SST Countries in which our foreign subsidiaries did business during the period covered by the report.
     The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Mark E. Baldwin
Mark E. Baldwin
Executive Vice President and Chief Financial Officer

cc:	Vincent R. Volpe, Dresser-Rand Group Inc. Beau Stark, Esq., Gibson, Dunn & Crutcher LLP